Exhibit 99.1

Sea Limited Reports First Quarter 2025 Results

Singapore, May 13, 2025 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the first quarter ended March 31, 2025.

“We have delivered another great quarter of strong growth with improving profitability across all three businesses. Our strong start to the year gives us more confidence of achieving our full-year guidance.” said Forrest Li, Sea’s Chairman and Chief Executive Officer.

On e-commerce, he said, “Shopee has delivered a record-high GMV and gross order volume in the first quarter. We sustained market leadership with improved profitability across both Asia and Brazil. Our strong execution of our operational priorities – enhancing price competitiveness, improving service quality, and strengthening our content ecosystem – has continued to make Shopee competitive and differentiated.”

On digital financial services, Mr. Li shared that SeaMoney had been rebranded to Monee. “We chose the name Monee because it is simple, cute, and, just like our company’s name Sea, easy to write and pronounce. Monee also resonates well with the name of its sister brand, Shopee, reflecting the seamless, synergetic connection between the two ecosystems.”

On Monee’s performance for the quarter, Mr. Li said, “Monee delivered another strong set of results, with both revenue and adjusted EBITDA growing more than 50% year-on-year while maintaining stable asset quality. As we scale, we remain focused on risk management as a top priority. We are confident that we can grow Monee in a way that is resilient to credit cycles and profitable into the long term.”

On digital entertainment, Mr. Li said, “Garena had a stellar start to 2025, with its best quarter since 2021. Thanks to the phenomenal success of the Free Fire and NARUTO collaboration in January, Free Fire’s average DAU in the first quarter was close to its peak quarterly average DAU during the pandemic. We will continue to drive Free Fire’s popularity and longevity, improve localized content across our games, and expand our game portfolio for overall sustained growth.”

First Quarter 2025 Highlights

◾	Group

○	Total GAAP revenue was US$4.8 billion, up 29.6% year-on-year.
○	Total gross profit was US$2.2 billion, up 43.9% year-on-year.
○	Total net income was US$410.8 million, as compared to total net loss of US$(23.0) million for the first quarter of 2024.
○	Total adjusted EBITDA[1] was US$946.5 million, as compared to US$401.1 million for the first quarter of 2024.

◾	E-commerce

○	Gross orders totaled 3.1 billion for the quarter, increasing by 20.5% year-on-year.
○	GMV was US$28.6 billion for the quarter, increasing by 21.5% year-on-year.
○	GAAP revenue was US$3.5 billion, up 28.3% year-on-year.
○	GAAP revenue included US$3.1 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 28.7% year-on-year.

●	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 39.2% year-on-year to US$2.4 billion.
●	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 4.1% year-on-year to US$752.2 million.

○	Adjusted EBITDA[1] was US$264.4 million, as compared to US$(21.7) million for the first quarter of 2024.

◾	Digital Financial Services

○	GAAP revenue was US$787.1 million, up 57.6% year-on-year.
○	Adjusted EBITDA[1] was US$241.4 million, up 62.4% year-on-year.
○

Digital financial services revenue and operating income are primarily attributed to the consumer and SME credit business. As of March 31, 2025, consumer and SME loans principal outstanding was US$5.8 billion, up 76.5% year-on-year. This consists of US$4.9 billion on-book and US$0.9 billion off-book loans principal outstanding[2].

○

Non-performing loans past due by more than 90 days as a percentage of consumer and SME loans principal outstanding, which includes both on-book and off-book loans principal outstanding[2], was 1.1%, relatively stable quarter-on-quarter.

◾	Digital Entertainment

○	Bookings[3] were US$775.4 million, up 51.4% year-on-year.
○	GAAP revenue was US$495.6 million, as compared to US$458.1 million for the first quarter of 2024.
○	Adjusted EBITDA[1] was US$458.2 million, up 56.8% year-on-year.
○	Adjusted EBITDA represented 59.1% of bookings for the first quarter of 2025, as compared to 57.1% for the first quarter of 2024.
○	Quarterly active users were 661.8 million, up 11.3% year-on-year.
○	Quarterly paying users were 64.6 million, up 32.2% year-on-year. Paying user ratio was 9.8%, as compared to 8.2% for the first quarter of 2024.
○	Average bookings per user were US$1.17, as compared to US$0.86 for the first quarter of 2024.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Off-book loans principal outstanding mainly refers to channeling arrangements, which is lending by other financial institutions on our platform.

3 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended March 31,
	2024	2025	YOY%
	$	$
Revenue
Service revenue	3,408,139	4,434,537	30.1%
Sales of goods	326,190	406,563	24.6%

	3,734,329	4,841,100	29.6%
Cost of revenue
Cost of service	(1,871,031)	(2,231,118)	19.2%
Cost of goods sold	(309,548)	(373,789)	20.8%

	(2,180,579)	(2,604,907)	19.5%

Gross profit	1,553,750	2,236,193	43.9%

Other operating income	43,977	34,901	(20.6%)
Sales and marketing expenses	(769,635)	(929,699)	20.8%
General and administrative expenses	(290,854)	(307,189)	5.6%
Provision for credit losses	(161,767)	(281,944)	74.3%
Research and development expenses	(304,379)	(295,858)	(2.8%)

Total operating expenses	(1,482,658)	(1,779,789)	20.0%

Operating income	71,092	456,404	542.0%
Non-operating (loss) income, net	(17,541)	89,208	(608.6%)
Income tax expense	(78,760)	(136,315)	73.1%
Share of results of equity investees	2,209	1,528	(30.8%)

Net (loss) income	(23,000)	410,825	(1,886.2%)

(Loss) Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	(0.04)	0.68	(1,800.0%)
Diluted	(0.04)	0.65	(1,725.0%)
Change in deferred revenue of Digital Entertainment	54,029	279,820	417.9%
Adjusted EBITDA for Digital Entertainment (1)	292,208	458,206	56.8%
Adjusted EBITDA for E-commerce (1)	(21,700)	264,417	(1,318.5%)
Adjusted EBITDA for Digital Financial Services (1)	148,658	241,439	62.4%
Adjusted EBITDA for Other Services (1)	(10,671)	(9,110)	(14.6%)
Unallocated expenses (2)	(7,346)	(8,443)	14.9%

Total adjusted EBITDA (1)	401,149	946,509	135.9%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024

Revenue

Our total GAAP revenue increased by 29.6% to US$4.8 billion in the first quarter of 2025 from US$3.7 billion in the first quarter of 2024. The table below sets forth our revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2024	2025	YOY%

	$	$
Service revenue
E-commerce	2,422,740	3,118,931	28.7%
Digital Financial Services	499,364	787,117	57.6%
Digital Entertainment	458,119	495,589	8.2%
Other Services(1)	27,916	32,900	17.9%
Sales of goods	326,190	406,563	24.6%

Total revenue	3,734,329	4,841,100	29.6%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

E-commerce: Our e-commerce service GAAP revenue increased by 28.7% to US$3.1 billion in the first quarter of 2025 from US$2.4 billion in the first quarter of 2024, primarily driven by the growth of GMV.

●

Digital Financial Services: Our digital financial services GAAP revenue increased by 57.6% to US$787.1 million in the first quarter of 2025 from US$499.4 million in the first quarter of 2024, primarily driven by the growth of our credit business as our lending activities increased.

●

Digital Entertainment: Our digital entertainment GAAP revenue increased by 8.2% to US$495.6 million in the first quarter of 2025 from US$458.1 million in the first quarter of 2024. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

●	Sales of goods: GAAP revenue increased by 24.6% to US$406.6 million in the first quarter of 2025 from US$326.2 million in the first quarter of 2024.

Cost of Revenue

Our total cost of revenue was US$2.6 billion in the first quarter of 2025, as compared to US$2.2 billion in the first quarter of 2024. The table below sets forth our cost of revenue breakdown. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2024	2025	YOY%

	$	$
Cost of service
E-commerce	1,627,509	1,934,323	18.9%
Digital Financial Services	78,301	106,433	35.9%
Digital Entertainment	155,977	181,004	16.0%
Other Services(1)	9,244	9,358	1.2%
Cost of goods sold	309,548	373,789	20.8%

Total cost of revenue	2,180,579	2,604,907	19.5%

(1)	Other services are a combination of multiple business activities that do not meet the quantitative threshold to qualify as reportable segments.

●

E-commerce: Cost of revenue was US$1.9 billion in the first quarter of 2025, as compared to US$1.6 billion in the first quarter of 2024, primarily driven by an increase in logistics costs as orders volume grew.

●

Digital Financial Services: Cost of revenue was US$106.4 million in the first quarter of 2025, as compared to US$78.3 million in the first quarter of 2024, primarily driven by server and hosting expenses, interest expenses due to the growth in customer deposits under our banking business, and other costs associated with our credit business.

●

Digital Entertainment: Cost of revenue was US$181.0 million in the first quarter of 2025, as compared to US$156.0 million in the first quarter of 2024, primarily due to higher royalties associated with the use of third-party intellectual properties.

●	Cost of goods sold: Cost of goods sold increased by 20.8% to US$373.8 million in the first quarter of 2025 from US$309.5 million in the first quarter of 2024.

Other Operating Income

Our other operating income was US$34.9 million and US$44.0 million in the first quarter of 2025 and 2024, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 20.8% to US$929.7 million in the first quarter of 2025 from US$769.6 million in the first quarter of 2024. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2024	2025	YOY%
	$	$
Sales and Marketing Expenses
E-commerce	675,881	777,492	15.0%
Digital Financial Services	56,768	96,261	69.6%
Digital Entertainment	19,376	28,906	49.2%

General and Administrative Expenses

Our general and administrative expenses increased by 5.6% to US$307.2 million in the first quarter of 2025 from US$290.9 million in the first quarter of 2024.

Provision for Credit Losses

Our provision for credit losses increased by 74.3% to US$281.9 million in the first quarter of 2025 from US$161.8 million in the first quarter of 2024.

Research and Development Expenses

Our research and development expenses decreased by 2.8% to US$295.9 million in the first quarter of 2025 from US$304.4 million in the first quarter of 2024.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), foreign exchange gain (loss) and gain (loss) on debt extinguishment. We recorded a net non-operating income of US$89.2 million in the first quarter of 2025, as compared to a net non-operating loss of US$(17.5) million in the first quarter of 2024. The non-operating income in the first quarter of 2025 was primarily due to interest income of US$88.8 million.

Income Tax Expense

We had a net income tax expense of US$136.3 million and US$78.8 million in the first quarter of 2025 and 2024, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$410.8 million in the first quarter of 2025, as compared to net loss of US$(23.0) million in the first quarter of 2024.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.68 in the first quarter of 2025, compared to basic loss per share attributable to Sea Limited’s ordinary shareholders of US$(0.04) in the first quarter of 2024.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.65 in the first quarter of 2025, compared to diluted loss per share attributable to Sea Limited’s ordinary shareholders of US$(0.04) in the first quarter of 2024.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on May 13, 2025 7:30 PM Singapore / Hong Kong Time on May 13, 2025

Webcast link:	https://events.q4inc.com/attendee/514818182

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital financial services, known as Garena, Shopee and Monee, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan and has a significant presence in Latin America. Monee is a leading digital financial services provider in Southeast Asia and is growing its presence in Brazil.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

●

“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

●

“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended March 31, 2025
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	195,002	228,612	220,031	(11,006)	(176,235)	456,404
Net effect of changes in deferred revenue and its related cost	-	-	233,436	-	-	233,436
Depreciation and Amortization	69,415	12,827	4,739	1,896	-	88,877
Share-based compensation	-	-	-	-	167,792	167,792

Adjusted EBITDA	264,417	241,439	458,206	(9,110)	(8,443)	946,509

	For the Three Months ended March 31, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating (loss) income	(97,335)	134,443	236,198	(13,787)	(188,427)	71,092
Net effect of changes in deferred revenue and its related cost	-	-	46,701	-	-	46,701
Depreciation and Amortization	75,635	14,215	9,309	3,116	-	102,275
Share-based compensation	-	-	-	-	181,081	181,081

Adjusted EBITDA	(21,700)	148,658	292,208	(10,671)	(7,346)	401,149

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended March 31,
	2024	2025
	$	$
Revenue
Service revenue	3,408,139	4,434,537
Sales of goods	326,190	406,563

Total revenue	3,734,329	4,841,100

Cost of revenue
Cost of service	(1,871,031)	(2,231,118)
Cost of goods sold	(309,548)	(373,789)

Total cost of revenue	(2,180,579)	(2,604,907)

Gross profit	1,553,750	2,236,193

Operating income (expenses):
Other operating income	43,977	34,901
Sales and marketing expenses	(769,635)	(929,699)
General and administrative expenses	(290,854)	(307,189)
Provision for credit losses	(161,767)	(281,944)
Research and development expenses	(304,379)	(295,858)

Total operating expenses	(1,482,658)	(1,779,789)

Operating income	71,092	456,404
Interest income	87,115	88,823
Interest expense	(9,718)	(9,081)
Investment loss, net	(111,244)	(522)
Net gain on debt extinguishment	27,112	10,602
Foreign exchange loss	(10,806)	(614)

Income before income tax and share of results of equity investees	53,551	545,612
Income tax expense	(78,760)	(136,315)
Share of results of equity investees	2,209	1,528

Net (loss) income	(23,000)	410,825
Net income attributable to non-controlling interests	(663)	(7,775)

Net (loss) income attributable to Sea Limited’s ordinary shareholders	(23,663)	403,050

(Loss) Earnings per share:
Basic	(0.04)	0.68
Diluted	(0.04)	0.65

Weighted average shares used in (loss) earnings per share computation:
Basic	570,937,761	590,286,824
Diluted	570,937,761	634,637,711

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2024	2025
	$	$
ASSETS
Current assets
Cash and cash equivalents	2,405,153	2,183,030
Restricted cash	1,655,171	1,810,071
Accounts receivable, net of allowance for credit losses of $5,089 and $7,043, as of December 31, 2024 and March 31, 2025 respectively	306,657	342,319
Prepaid expenses and other assets	1,661,373	1,863,143
Loans receivable, net of allowance for credit losses of $443,555 and $516,332, as of December 31, 2024 and March 31, 2025 respectively	4,052,215	4,674,606
Inventories, net	143,246	172,696
Short-term investments	6,215,423	6,243,214
Amounts due from related parties	418,430	490,221

Total current assets	16,857,668	17,779,300

Non-current assets
Property and equipment, net	1,097,699	1,081,491
Operating lease right-of-use assets, net	1,054,785	1,166,823
Intangible assets, net	27,310	20,605
Long-term investments	2,694,305	2,828,545
Prepaid expenses and other assets	138,839	171,885
Loans receivable, net of allowance for credit losses of $5,780 and $7,667, as of December 31, 2024 and March 31, 2025 respectively	108,594	152,173
Restricted cash	21,261	22,895
Deferred tax assets	517,383	513,325
Goodwill	107,625	106,031

Total non-current assets	5,767,801	6,063,773

Total assets	22,625,469	23,843,073

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2024	2025
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	350,021	320,948
Accrued expenses and other payables	2,380,371	2,163,786
Deposits payable	2,711,693	3,154,334
Escrow payables and advances from customers	2,498,094	2,603,794
Amounts due to related parties	255,896	188,973
Borrowings	130,615	120,502
Operating lease liabilities	300,274	311,707
Convertible notes	1,147,984	1,148,395
Deferred revenue	1,405,785	1,630,687
Income tax payable	115,419	158,141

Total current liabilities	11,296,152	11,801,267

Non-current liabilities
Accrued expenses and other payables	71,678	77,506
Borrowings	249,474	329,577
Operating lease liabilities	803,502	907,743
Deferred revenue	109,895	189,150
Convertible notes	1,478,784	1,330,217
Deferred tax liabilities	408	1,172
Unrecognized tax benefits	138,000	132,100

Total non-current liabilities	2,851,741	2,967,465

Total liabilities	14,147,893	14,768,732

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2024	2025
	$	$
Shareholders’ equity
Class A Ordinary shares	272	273
Class B Ordinary shares	23	23
Additional paid-in capital	16,703,192	16,886,015
Accumulated other comprehensive loss	(193,148)	(187,939)
Statutory reserves	17,260	17,260
Accumulated deficit	(8,155,264)	(7,752,214)

Total Sea Limited shareholders’ equity	8,372,335	8,963,418
Non-controlling interests	105,241	110,923

Total shareholders’ equity	8,477,576	9,074,341

Total liabilities and shareholders’ equity	22,625,469	23,843,073

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended March 31,
	2024	2025
	$	$
Net cash generated from operating activities	468,494	756,931
Net cash used in investing activities	(853,786)	(1,114,732)
Net cash generated from financing activities	183,831	274,387
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(72,819)	17,825
Net decrease in cash, cash equivalents and restricted cash	(274,280)	(65,589)
Cash, cash equivalents and restricted cash at beginning of the period	4,243,657	4,081,585

Cash, cash equivalents and restricted cash at end of the period	3,969,377	4,015,996

Net cash used in investing activities amounted to US$1,115 million for the three months ended March 31, 2025. This was primarily attributable to increase in loans receivable of our credit business of US$942 million. Net cash generated from financing activities amounted to US$274 million for the three months ended March 31, 2025. This was primarily attributable to an increase in bank deposits of US$328 million, offset by the cash used in repurchase of convertible notes of US$139 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely e-commerce, digital financial services and digital entertainment. The Chief Operating Decision Maker (“CODM”), comprising our senior management team, reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2025
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total
	$	$	$	$	$
Revenue	3,524,186	787,117	495,589	34,208	4,841,100
Less(2)
Cost of revenue	(2,307,199)	(106,433)	(181,004)	-
Sales and marketing expenses	(777,492)	(96,261)	(28,906)	-
Provision for credit losses	-	(277,562)	-	-
Other operating expenses(3)	(244,493)	(78,249)	(65,648)	(45,214)

Operating segment income (loss)	195,002	228,612	220,031	(11,006)	632,639

Unallocated expenses(4)					(176,235)

Operating income					456,404
Non-operating income, net					89,208
Income tax expense					(136,315)
Share of results of equity investees					1,528

Net income					410,825

	For the Three Months ended March 31, 2024
	E-commerce	Digital Financial Services	Digital Entertainment	Other Services(1)	Total
	$	$	$	$	$
Revenue	2,747,768	499,364	458,119	29,078	3,734,329
Less(2)
Cost of revenue	(1,936,340)	(78,301)	(155,977)	-
Sales and marketing expenses	(675,881)	(56,768)	(19,376)	-
Provision for credit losses	-	(161,729)	-	-
Other operating expenses(3)	(232,882)	(68,123)	(46,568)	(42,865)

Operating segment (loss) income	(97,335)	134,443	236,198	(13,787)	259,519

Unallocated expenses(4)					(188,427)

Operating income					71,092
Non-operating loss, net					(17,541)
Income tax expense					(78,760)
Share of results of equity investees					2,209

Net loss					(23,000)

(1) A combination of multiple business activities that do not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) The significant expenses categories and other income amounts align with the segmental-level information that is regularly provided to the CODM.

(3) Other operating expenses for E-commerce and Digital Entertainment include general and administrative expenses, research and development expenses and provision for credit losses, net of other operating income. Other operating expenses for Digital Financial Services include general and administrative expenses and research and development expenses, net of other operating income.

(4) Unallocated expenses are mainly related to share-based compensation, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.